Filed Pursuant to Rule 433

Registration No. 333-234810

Final Pricing Term Sheet dated June 6, 2022

4.750% Senior Notes due 2027

Issuer:	Ally Financial Inc. (“Ally”)
Expected Ratings*:	Baa3 (Stable) / BBB- (Stable) / BBB- (Stable) (Moody’s / S&P / Fitch)
Title of Securities:	4.750% Senior Notes due 2027 (the “Notes”)
Legal Format:	SEC Registered
Trade Date:	June 6, 2022
Settlement Date**:	June 9, 2022 (T+3)
Final Maturity Date:	June 9, 2027
Aggregate Principal Amount:	$750,000,000
Gross Proceeds:	$742,282,500
Underwriting Discount:	0.450%
Net Proceeds to Ally before Estimated Expenses:	$738,907,500
Coupon:	4.750%
Issue Price:	98.971%
Benchmark Treasury:	2.625% due May 31, 2027
Benchmark Treasury Yield:	3.035%
Spread to Benchmark Treasury:	195 bps
Yield to Maturity:	4.985%
Interest Payment Dates:	Semi-annually, in arrears, on June 9 and December 9 of each year, until maturity, commencing on December 9, 2022.
Optional Redemption:	The Notes will be redeemable at Ally’s option, in whole or in part, at any time or from time to time, on or after December 6, 2022 (180 days from June 9, 2022) (or, if additional Notes are issued thereafter, beginning 180 days after the issue date of such additional Notes), and prior to May 10, 2027 (30 days prior to the maturity date), at a redemption price, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, equal to the greater of:

•  100% of the aggregate principal amount of the Notes being redeemed on that redemption date; and

•  the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be due if the Notes to be redeemed matured on May 10, 2027 (30 days prior to the maturity date) (not including any portion of such payments of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined in the preliminary prospectus supplement) plus 30 basis points.

On and after May 10, 2027 (30 days prior to the maturity date), the Notes will be redeemable, in whole or in part, at any time and from time to time, at Ally’s option at a redemption price equal to 100% of the aggregate principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Day Count Convention:	30/360; Unadjusted, Following Business Day convention
Business Days:	New York
CUSIP/ISIN Numbers:	CUSIP: 02005N BQ2 ISIN: US02005NBQ25
Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC
Co-Managers:

Lloyds Securities Inc.

Piper Sandler & Co.

Raymond James & Associates, Inc.

U.S. Bancorp Investments, Inc.

AmeriVet Securities, Inc.

Great Pacific Securities

Loop Capital Markets LLC

Mischler Financial Group, Inc.

Samuel A. Ramirez & Company, Inc.

Denominations:	$2,000 x $1,000

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

It is expected that delivery of the Notes will be made in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the third business day following the date of this term sheet. Trades of securities in the secondary market generally are required to settle in two business days, referred to as T+2, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+2 basis, investors who wish to trade the Notes before the second business day prior to the Settlement Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BofA Securities, Inc. toll-free at 1-800-294-1322, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus for the Notes. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus for the Notes to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.